SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F   X   Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes        No   X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

SIGNATURES

CNH GLOBAL N.V.
Form 6-K for the month of May 2006
List of Exhibits:
1.
Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of April and Cumulative for 4 Months 2006, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of March 2006 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.
Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment
During the Month of April and Cumulative for 4 Months 2006,
and Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of March 2006
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).
These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	April N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North
	American		CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY		(All Brands)
RETAIL UNIT SALES:
MONTH of APRIL 2006

Agricultural Tractors:
under 40 horsepower (2WD)	(3.3)%		down high single digits

40 to 100 horsepower (2WD)	(0.2)%		down high single digits

over 100 horsepower (2WD)	(16.6)%		down moderate double digits

4 wheel drive tractors	(40.8)%		down high double digits, significantly worse than the industry

Sub total tractors over 40 hp	(7.1)%		down moderate double digits, moderately worse than the industry

Total Ag tractors	(4.9)%		down low double digits, moderately worse than the industry

Combines	(11.9)%		down equal to the industry

Loader/backhoes	down moderate double digits		down moderate double digits, moderately more than the industry

Skid Steer Loaders	down low double digits		down low double digits, slightly less than the industry

Total Heavy Construction Equipment	down mid single digits		down mid single digits, in line with the industry

RETAIL UNIT SALES:
4 MONTHS, 2006

Agricultural Tractors:
under 40 horsepower (2WD)	+1.5%		up mid-single digits, moderately better than the industry

40 to 100 horsepower (2WD)	+4.1%		up low double digits, moderately better than the industry

over 100 horsepower (2WD)	(9.4)%		up high single digits, significantly better than the industry

4 wheel drive tractors	(13.0)%		down moderate double digits, moderately worse than the industry

Sub total tractors over 40 hp	(0.2)%		up low double digits, moderately better than the industry

Total Ag tractors	+0.7%		up high single digits, moderately better than the industry

Combines	+1.6%		up moderate double digits, moderately better than the industry

Loader/backhoes	down high single digits		up low single digits

Skid Steer Loaders	down mid single digits		up low double digits

Total Heavy Construction Equipment	up low double digits		up high single digits

DEALER INVENTORIES:
END OF MARCH 2006

Agricultural Tractors:
under 40 horsepower (2WD)	7.1 months supply		1/2 month higher than the industry

40 to 100 horsepower (2WD)	5.5 months supply		1/2 month higher than the industry

over 100 horsepower (2WD)	4.1 months supply		1/2 month lower than the industry

4 wheel drive tractors	3.3 months supply		1/2 month less than the industry

Total tractors	6.2 months supply		in line with the industry

Combines	2.7 months supply	>	1 month higher than the industry

Dated: May 15, 2006

Industry Trends
U.S. Ag Flash Reports

April 2006 Flash Report
U.S. Unit Retail Sales
(Report released 5/10/2006)
To download a PDF of this report, please click here.

							March 2006
	April	April		Y-T-D			U.S. Field
Equipment	2006	2005	% Chg.	2006	Y-T-D 2005	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	14,684	15,246	-3.7	37,107	36,722	1.0	75,155
40 & Under 100 HP	7,947	7,820	1.6	22,987	22,177	3.7	35,165
100 HP & Over	2,249	2,764	-18.6	6,991	7,947	-12.0	6,341
Total - 2 Wheel Drive	24,880	25,830	-3.7	67,085	66,846	0.4	116,661
Total - 4 Wheel Drive	352	657	-46.4	1,185	1,413	-16.1	921
Total Farm Wheel Tractors	25,232	26,487	-4.7	68,270	68,259	0.0	117,582
Combines (Self-Propelled)	414	461	-10.2	1,420	1,378	3.0	1,336

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
To U.S. Ag Flash Report Archive >>

©AEM 2006 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 6737 W. Washington Street, Suite 2400 Milwaukee, WI 53214-5647 Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends
Canadian Ag Flash Reports

April 2006 Flash Report Canada Unit Retail Sales
(Report released 5/10/2006)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.
To download a PDF of this report, please click here.

	April			April YTD			March
							2006	2005
							Canadian	Canadian
							(Field)	(Field)
Equipment	2006	2005	% Chg.	2006	2005	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	943	909	3.7	1,970	1,759	12.0	5,386	4,365
40 & Under 100 HP	650	791	-17.8	1,924	1,745	10.3	3,106	2,909
100 HP & Over	493	524	-5.9	1,201	1,099	9.3	1,692	1,622
Total - 2 Wheel Drive	2,086	2,224	-6.2	5,095	4,603	10.7	10,184	8,887
Total - 4 Wheel Drive	141	176	-19.9	274	264	3.8	281	271
Total Farm Wheel Tractors	2,227	2,400	-7.2	5,369	4,867	10.3	10,465	9,158
Combines (Self-Propelled)	95	117	-18.8	265	281	-5.7	548	460
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
Go To Canadian Ag Flash Reports Archive >>

©AEM 2006 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 6737 W. Washington Street, Suite 2400 Milwaukee, WI 53214-5647 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Camillo Rossotto
Camillo Rossotto
Treasurer

May 15, 2006